SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G

Amendment No. 1

Under the Securities Exchange Act of 1934

Globalstar Telecommunications Limited
 (Name of Issuer)

Common
 (Title of Class of Securities)

G3930H104000
 (CUSIP Number)

Check the following box if a fee is being paid with this statement.
(  )
The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No.
G3930H104000

1)   Names of Reporting Person

     Lehman Brothers Holdings Inc.

     S.S. or I.R.S. Identification No. of Above Person
     13-3216325


2)   Check the Appropriate box if a Member of a Group

     (a)  (_X__) Sole
     (b)  (    ) Joint Filing


3)   SEC Use Only


4)   Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned
by Each Reporting Person With:

5)   Sole Voting Power

     637,692

6)   Shared Voting Power

     -0-

7)   Sole Dispositive Power

     637,692

8)   Shared Dispositive Power

     -0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     637,692

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares

     (___)

11)  Percent of Class Represented by Amount in Row 9

     6.38%



12)  Type of Reporting Person

     HC/CO

Item 1(a) Name of Issuer:  Globalstar Telecommunications Limited

Item 1(b) Address of Issuer's Principal Executive Offices:

          Cedar House
          41 Cedar Avenue
          Hamilton HM12, Bermuda


Item 2(a) Name of Person Filing:

          Lehman Brothers Holdings Inc.

Item 2(b) Address of Principal Business Office:

          3 World Financial Center
          New York, NY  10285

Item 2(c) Citizenship or Place of Organization:

          See Item 4 of cover pages

Item 2(d) Title of Class of Securities:

          Common

Item 2(e) CUSIP Number:

            G3930H104000


Item 3.   Information if statement is filed pursuant to Rules
          13d-1(b) or 13d-2(b):

          The person filing this statement is Lehman Brothers
Holdings Inc., a parent holding company in accordance with
Section 240.13d-1(b)(ii)(G).


Item 4.   Ownership

     (a)  Amount Beneficially Owned as of:  August 31, 1995

          See Item 9 of cover pages

     (b)  Percent of Class:

          See Item 11 of cover pages

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

          (ii) shared power to vote or to direct the vote

          (iii)     sole power to dispose or to direct the
disposition

          (iv) shared power to dispose or to direct the disposition

               See Items 5-8 of cover pages
Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More than Five Percent on Behalf of
Another
          Person

          This statement is being filed to report that as of August 31, 1995, the Reporting Person has ceased to be the beneficial owner of more than 10% of the class of securities covered by this report due to ordinary course market making.


Item 7. Identification and Classification of the Subsidiary which
          Acquired the Security being reported on by the Parent
Holding
          Company


          Lehman Brothers Inc. is the relevant subsidiary.


Item 8.   Identification and Classification of Members of the
Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.
Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:  September 11, 1995


LEHMAN BROTHERS HOLDINGS INC.



By:  /s/ Karen C. Manson
     ------------------
Name:     Karen C. Manson
Title:Vice President
      Secretary